Wing It!

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	21.83
CHECKING FOR SMALL BUSINESS (7645)	3,331.75
Savings	1,210.00
Total Bank Accounts	**$4,563.58**
Accounts Receivable	
Accounts Receivable (A/R)	3.44
Total Accounts Receivable	**$3.44**
Other Current Assets	
Inventory	7,785.73
Undeposited Funds-1	82.00
Total Other Current Assets	**$7,867.73**
Total Current Assets	**$12,434.75**
TOTAL ASSETS	**$12,434.75**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	0.00
Square Loan	4,477.66
Total Other Current Liabilities	**$4,477.66**
Total Current Liabilities	**$4,477.66**
Total Liabilities	**$4,477.66**
Equity	
Justin's Capital Investment	10,000.00
Justin's Personal Purchases for Wing it	280.62
Total Justin's Capital Investment	**10,280.62**
Manny's Capital Investment	10,000.00
Manny's Personal Purchases for Wing It	1,271.12
Total Manny's Capital Investment	**11,271.12**
Opening Balance Equity	-19,853.50
Partner Distributions	
Justin Distribution	-2,150.00
Manny Distribution	-1,000.00
Total Partner Distributions	**-3,150.00**
Retained Earnings	
Net Income	9,408.85
Total Equity	**$7,957.09**
TOTAL LIABILITIES AND EQUITY	**$12,434.75**